Exhibit 99.1

TD Bank Group Comments on Expected Impact of TD Ameritrade Holding Corp.'s Fourth Quarter Earnings

Toronto, October 25, 2011 - TD Bank Group announced today that it expects TD Ameritrade's fourth quarter earnings to translate into a contribution of CDN$54 million to fourth quarter net income for its Wealth Management segment.

TD Bank Group will release its fourth quarter financial results and webcast its quarterly earnings conference call live on December 1, 2011. Conference call and webcast details will be announced closer to that date.

About TD Bank Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (TD). TD is the sixth largest bank in North America by branches and serves approximately 20 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust, TD Insurance, and TD Auto Finance Canada; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking, including TD Bank, America's Most Convenient Bank, and TD Auto Finance U.S.; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 7 million online customers. TD had CDN$665 billion in assets on July 31, 2011. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For more information, please contact: Carly Libman, Corporate Communications, carly.libman@td.com or 416-983-4384; Rudy Sankovic, Investor Relations, 416-308-9030